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                                                                    Sub-Item 77E

              INVESCO VAN KAMPEN DYNAMICS CREDIT OPPORTUNITIES FUND

                                LEGAL PROCEEDINGS

SETTLED ENFORCEMENT ACTIONS AND INVESTIGATIONS RELATED TO MARKET TIMING

          On October 8, 2004, Invesco Advisers, Inc. (Invesco), successor by merger to Invesco Aim Advisors, Inc. and INVESCO Funds Group, Inc. (IFG), both former investment advisers, along with Invesco Aim Distributors, n/k/a Invesco Distributors, Inc. (Invesco Distributors) reached final settlements with certain regulators, including the Securities and Exchange Commission (SEC), the New York Attorney General and the Colorado Attorney General, to resolve civil enforcement actions and/or investigations related to market timing and related activity in the AIM Funds (n/k/a the Invesco Funds), including those formerly advised by IFG. As part of the settlements, a $325 million fair fund ($110 million of which is civil penalties) was created to compensate shareholders harmed by market timing and related activity in funds formerly advised by IFG. Additionally, Invesco and Invesco Distributors created a $50 million fair fund ($30 million of which is civil penalties) to compensate shareholders harmed by market timing and related activity in funds advised by Invesco, which was done pursuant to the terms of the settlement. The methodology of the fair funds distributions was determined by Invesco's independent distribution consultant (IDC Plan), in consultation with Invesco and the independent trustees of the Invesco Funds, and approved by the SEC on May 23, 2008.

          The IDC Plan provides for distribution to all eligible investors, for the periods spanning January 1, 2000 through July 31, 2003 (for the IFG Fair
Fund) and January 1, 2001 through September 30, 2003 (for the AIM Fair Fund), their proportionate share of the applicable Fair Fund to compensate such investors for injury they may have suffered as a result of market timing in the affected funds. The IDC Plan includes a provision for any residual amounts in the Fair Funds to be distributed in the future to the affected funds. Further details regarding the IDC Plan and distributions thereunder are available on Invesco's Web site, available at http://www.invesco.com/us.

At the present time, management of Invesco and the Invesco Funds are unable to estimate the impact, if any, that the outcome of the Pending Litigation and Regulatory Inquiries described herein may have on Invesco, Invesco Distributors or the Invesco Funds.

Pending Regulatory Action Alleging Market Timing

          On August 30, 2005, the West Virginia Office of the State Auditor - Securities Commission (WVASC) issued a Summary Order to Cease and Desist and Notice of Right to Hearing to Invesco and Invesco Distributors (Order No. 05-1318). The WVASC makes findings of fact that Invesco and Invesco Distributors entered into certain arrangements permitting market timing of the Invesco Funds and failed to disclose these arrangements in the prospectuses for such Funds, and conclusions of law to the effect that Invesco and Invesco Distributors violated the West Virginia securities laws. The WVASC orders Invesco and Invesco Distributors to cease any further violations and seeks to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment," to be determined by the Commissioner. Initial research indicates that these damages could be limited or capped by statute. By agreement with the Commissioner of Securities, Invesco's time to respond to that Order has been indefinitely suspended.

Private Civil Actions Alleging Market Timing

          Multiple civil lawsuits, including purported class action and shareholder derivative suits, were filed against various parties (including, depending on the lawsuit, certain Invesco Funds, IFG, Invesco, Invesco Aim Management Group, Inc., n/k/a Invesco Management Group, Inc. and certain related entities, certain of their current and former officers and/or certain unrelated third parties) based on allegations of improper


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                                                                    Sub-Item 77E

market timing and related activity in the Invesco Funds. The lawsuits were transferred to the United States District Court for the District of Maryland (the MDL Court) for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs in these lawsuits consolidated their claims for pre-trial purposes into three amended complaints against various Invesco - and IFG-related parties, as described below.

     - RICHARD LEPERA, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED (LEAD PLAINTIFF: CITY OF CHICAGO DEFERRED COMPENSATION PLAN),
          V. INVESCO FUNDS GROUP, INC., ET AL, in the MDL Court (Case No. 04-MD-15864; No. 04-CV-00814-JFM) (originally in the United States District Court for the District of Colorado), filed on September 29, 2004.

     - CYNTHIA ESSENMACHER, ET AL., Derivatively on Behalf of the Mutual Funds, Trusts and Corporations Comprising the Invesco and AIM Family of Mutual Funds v. AMVESCAP, PLC, ET AL., in the MDL Court (Case No. 04-MD-15864-FPS; No. 04-819), filed on September 29, 2004.

     - MIRIAM CALDERON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. AVZ, INC., ET AL., in the MDL Court (Case No. 1:04-MD-15864-FPS), filed on September 29, 2004.

          On January 5, 2008, the parties reached an agreement in principle to settle both the Lepera and the Essenmacher lawsuits, subject to the MDL Court approval. On December 15, 2008, the parties reached an agreement in principle to settle the Calderon lawsuit, subject to the MDL Court approval. No payments were required under the settlement; however, the parties agreed that certain limited changes to benefit plans and participants' accounts would be made.

Other Actions Involving Invesco Van Kampen Dynamic Credit Opportunities Fund, Invesco Van Kampen Senior Income Trust and Invesco Van Kampen Senior Loan Fund

          OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF TOUSA, INC., ET AL. V. CITICORP NORTH AMERICA, INC., ET AL., in the United States District Court of the Southern District of Florida Miami Division, Case No. 10-60017-CIV-ASG. Invesco Van Kampen Senior Loan Fund, Invesco Van Kampen Dynamic Opportunities Fund and Invesco Van Kampen Senior Income Trust (the Funds) are part of a group of defendants (Lenders) that have been named in an adversary proceeding pending in the Bankruptcy Court of the Southern District of Florida. The action was filed on July 14, 2008, by the Official Committee of Unsecured Creditors of home building companies to which the Lenders loaned money through different lending facilities. An amended complaint was filed on October 17, 2008. Plaintiff alleges that monies used to repay the Lenders or allocated to repay the Lenders should be avoided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleges that subsidiaries of the home building companies were allegedly forced to become co-borrowers and guarantors of the monies used/allocated to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value for incurring those obligations. Plaintiff seeks to avoid the transfers and other equitable relief. The Funds are named as defendants in two separate lending capacities and are referred to as the Transeastern Lenders. The first capacity is in connection with their positions as lenders in a revolving credit agreement and the second capacity is in connection with their positions as lenders in a term loan. The case went to trial on October 13, 2009 resulting in Bankruptcy Court rendering Final Judgment and requiring Lenders to post bonds equal to 110% of damages and disgorgement against them. Bonds were posted in December 12, 2009. On May 28, 2010, Bankruptcy Court entered an order for revolving credit lenders to pay additional interest in connection with damages awarded against them. On July 13, 2010, Bankruptcy Court entered an order setting amounts of disgorgement awards against term loan lenders. The Transeastern Lenders, including the Funds, appealed to district court. Oral argument on the appeal of the Final Judgment was heard on October 22, 2010. Objections to the


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                                                                    Sub-Item 77E

disclosure statement were filed with the Bankruptcy Court on behalf of Debtors and the United States Trustee on December 20, 2010, and December 23, 2010, respectively. On February 11, 2011, the District Court issued an order that: 1) quashed the Bankruptcy Court's Order as it relates to the liability of the Transeastern Lenders; 2) made null and void the Bankruptcy Court's imposition of remedies as to the r Transeastern Lenders; 3) discharged all bonds deposited by Transeastern Lenders, unless any further appeals are filed, in which case the bonds would remain in effect pending resolution of appeals; 4) dismissed as moot additional appeal proceedings of the Transeastern Lenders that were contingent upon the District Court's decision concerning liability; and 5) closed all District Court appeal proceedings concerning the Transeastern Lenders. On February 17, 2010, the Transeastern Lenders filed a motion for limited hearing to request that the Court reconsider and vacate the portion of the Order staying discharge of the bonds pending resolution of any further appeals.

          More detailed information regarding each of the civil lawsuits identified above, including the parties to the lawsuits and summaries of the various allegations and remedies sought, can be found in the Fund's Statement of Additional Information.


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